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                          Wake Forest Bancshares, Inc.
                              302 S. BROOKS STREET
                        WAKE FOREST, NORTH CAROLINA 27587
                        Ph 919-556-5146 Fax 919-556-5300


March 31, 2005

Mr. John P. Nolan, Accounting Branch Chief
Securities and Exchange Commission
Washington D.C.  20549

Dear Mr. Nolan:

In response to your letter of March 29, 2005 in which you have requested certain responses to questions you have raised about our Form 10-KSB filed December 23, 2004 and our Form 10-QSB filed February 14, 2005 (see attached), we submit the following:

1.       Form 10-KSB Asset Quality - page 12:

         We will revise our disclosures relating to our loan loss allowance accounting in future filings as required by FRR-28, including the specific areas requested in your inquiry.

2.       Form 10-KSB Investment Activities - page 16:

         In future filings we will disclose the dollar amount of our investments that are short term interesting earning deposits but classified as cash. Such amounts are broken out as a subcategory on our balance sheet under cash but we agree that the investment section on page 16 would be less confusing if we clarified the classifications.

3.       2004 Annual Report, Note 2 - Investment Securities - page 24

         All shares of FHLMC stock were acquired in 1985 as a dividend from the Federal Home Loan Bank of Atlanta. Our original number of shares was 15,504 and our original cost basis was $15,181.00 so our per share cost basis has always been $0.98. We have not subsequently purchased any FHLMC shares. The value of these shares has risen significantly since we acquired them. We sold 4,350 shares in 2002 for a gain of $273,465.00 and then sold 3,000 shares in 2003 for a gain of $158,600.00. We have not sold any shares since that time. We are not aware of any stock dividends that have occurred since our original acquisition. Over the years, the shares have always had substantial unrealized gains so impairment concerns have never been an issue.

4.       2004 Annual Report, Note 3 - Loans Receivable - page 25:

         We will disclose in future filings any loans available for sale for the periods presented. However, as disclosed in Note 1 "Presold mortgages in the process of settlement" on page 22, any loans that we sell in the secondary market are approved by secondary investors and committed to be sold by us at the time of application and are funded immediately (within days) of the customer's loan closing. We do not originate and hold loans for resale on our balance sheet. Should we have any loans awaiting funding at reporting dates, we title the account "Presold mortgages in process of settlement." Since funding is essentially immediate, such amounts are relatively minor. We disclose separately in our income statement the gains from the sale of these preapproved loans (the customer's origination fee and the secondary investor's servicing release fee from the transaction). The loans originated and the proceeds from the sales of these loans are also disclosed in our statement of cash flows. As disclosed on page 22, the loans are transferred at par so if any such assets are on hand awaiting funding, the fair value of the assets is equal to our cost basis.



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We acknowledge that our Company is responsible for the adequacy of the disclosures in the filings, that staff comments or changes to disclosures in response to staff comments in filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,


/s/ Robert C. White

Robert C. White
President